Exhibit 99.1

Dangdang Announces Unaudited First Quarter 2015 Results

Active customers increased 18% and new customers rose 46% year-over-year in Q1

Mobile orders accounted for 41% of total orders in Q1

Beijing, China, May 28, 2015 — E-Commerce China Dangdang Inc. ("Dangdang" or the "Company") (NYSE: DANG), a leading business-to-consumer e-commerce company in China, today announced its unaudited financial results for the first quarter ended March 31, 2015.

First Quarter 2015 Highlights

•	Total net revenues for the first quarter of 2015 were RMB2,217.3 million ($357.7 million), a 27.7% increase from the corresponding period in 2014. Gross Merchandise Value (“GMV”) from the marketplace in the first quarter of 2015 was RMB1,771.5 million ($285.8 million), a 49.4% increase from the corresponding period in 2014. The combination of product revenue from principal business and GMV from the marketplace reached RMB3,920.2 million ($632.4 million) and grew 37.3% year-over-year.

•	Dangdang had approximately 10.2 million active customers including approximately 4.1 million new customers, in the first quarter of 2015, representing increases of 18% and 46%, respectively, from the corresponding period in 2014. Total orders for the first quarter of 2015 were approximately 21.3 million, a 29% increase from the corresponding period in 2014.

•	Mobile orders accounted for 41% of total orders for the first quarter of 2015, compared to 14% for the corresponding period in 2014.

•	Net loss for the first quarter of 2015 was RMB60.2 million ($9.7 million), or negative 2.7% of total net revenues, compared to net income of RMB2.0 million in the first quarter of 2014, or 0.1% of total net revenues.

“Dangdang successfully delivered on our guidance for the quarter, achieving strong top line growth. We further entrenched Dangdang as the market leader in China’s books and media market. Although we posted a loss for the quarter, it was primarily the result of marketing and technology initiatives and expenditures related to e-books, mobile and content that we believe set the stage for the future healthy development of our business,” said Ms. Peggy Yu Yu, Executive Chairwoman of Dangdang.

“Our investments in mobile Dangdang resulted in mobile orders reaching a record 41% of total orders, driven by significant growth in new and active users and higher conversion rates. We are making good progress in the digital reading market, offering more content and achieving rapid growth in e-book downloads and monthly active users. We are confident our current expenditures will yield positive returns to Dangdang and our shareholders in the future,” Ms. Peggy Yu Yu concluded.

First Quarter 2015 Results

Dangdang’s total net revenues in the first quarter of 2015 were RMB2,217.3 million ($357.7 million), a 27.7% increase from the corresponding period in 2014.

Media product revenue for the first quarter of 2015 was RMB1,260.9 million ($203.4 million), representing a 9.5% increase from the corresponding period in 2014. General merchandise revenue for the first quarter of 2015 was RMB887.8 million ($143.2 million), representing a 71.8% increase from the corresponding period in 2014. Other revenue including revenue from third-party merchants for the first quarter of 2015 was RMB68.7 million ($11.1 million), representing a 1.9% increase from the corresponding period in 2014.

Dangdang had approximately 10.2 million active customers including approximately 4.1 million new customers in the first quarter of 2015, representing increases of 18% and 46%, respectively, from the corresponding period in 2014. Total orders for the first quarter of 2015 were approximately 21.3 million, a 29% increase from the corresponding period in 2014.

Gross margin in the first quarter of 2015 was 15.2%, compared to 18.2% in the first quarter of 2014 and 17.1% in the fourth quarter of 2014. The year-over-year and quarter-over-quarter decreases in gross margin were due to a larger contribution of general merchandise sales as a percentage of total net revenues and a decline in logistics revenue from third-party merchants.

Fulfillment expenses which include warehousing, shipping and customer service expenses, were RMB202.3 million ($32.6 million), representing 9.1% of total net revenues, compared to 9.8% in the corresponding period in 2014 and 8.8% in the fourth quarter of 2014. The year-over-year decrease in fulfillment expenses as a percentage of total net revenues was primarily due to larger order size. The quarter-over-quarter increase as a percentage of total net revenues was the result of a seasonal decline in revenue in the first quarter, which is traditionally an off-peak season for e-commerce in China, and an increase in headcount.

Marketing expenses were RMB95.4 million ($15.4 million), representing 4.3% of total net revenues, compared to 3.9% in the corresponding period in 2014 and 4.8% in the fourth quarter of 2014. The year-over-year increase in marketing expenses as a percentage of total net revenues reflected the Company’s investments to promote mobile Dangdang as well as advertising and marketing programs to build awareness of Dangdang’s new destination categories and e-books. The quarter-over-quarter decrease as a percentage of total net revenues was the result of lower expenditures for marketing programs relative to the fourth quarter, which is typically the peak season for e-commerce in China.

Technology and content expenses were RMB61.5 million ($9.9 million), representing 2.8% of total net revenues, compared to 2.5% in the corresponding period in 2014 and 2.6% in the fourth quarter of 2014. The year-over-year and quarter-over-quarter increases in technology and content expenses as a percentage of total net revenues were primarily due to an increase in headcount and expenditures to support the Company’s mobile, e-book and other growth initiatives.

General and administrative expenses were RMB50.3 million ($8.1 million), representing 2.3% of total net revenues, compared to 2.2% in the corresponding period in 2014 and 1.9% in the fourth quarter of 2014. The year-over-year and quarter-over-quarter increases in general and administrative expenses as a percentage of total net revenues were primarily due to expansion in headcount to support the Company’s mobile, e-book and other growth initiatives.

Government grants and value-added tax refunds were RMB1.0 million ($0.2 million) representing 0.0% of total net revenues, compared to 0.7% in the corresponding period in 2014 and 1.7% in the fourth quarter of 2014. The year-over-year and quarter-over-quarter decreases as a percentage of total net revenues were primarily due to a limited amount of government grants and tax refunds.

Share-based compensation expenses, which were allocated to related expense line items, were RMB2.2 million ($0.4 million) in the first quarter of 2015, compared to RMB3.2 million in the corresponding period in 2014, representing a 30.8% decrease.

Dangdang recorded an operating loss of RMB70.6 million ($11.4 million) in the first quarter of 2015, compared to operating income of RMB10.1 million in the corresponding period in 2014.

Operating loss excluding share-based compensation expenses (non-GAAP) was RMB68.4 million ($11.0 million), compared to operating income excluding share-based compensation (non-GAAP) of RMB13.3 million in the corresponding period in 2014.

Net loss was RMB60.2 million ($9.7 million), compared to net income of RMB2.0 million in the corresponding period in 2014.

Net loss excluding share-based compensation expenses (non-GAAP) was RMB58.0 million ($9.3 million), compared to net income excluding share-based compensation (non-GAAP) of RMB5.2 million in the corresponding period in 2014.

Net margin was negative 2.7%, compared to 0.1% in the corresponding period in 2014. Non-GAAP net margin was negative 2.6%, compared to a non-GAAP net margin of 0.3% in the corresponding period in 2014.

Diluted loss per ADS was RMB0.74 ($0.12), compared to diluted earnings per ADS of RMB0.02 in the corresponding period in 2014.

As of March 31, 2015, Dangdang had cash and cash equivalents, restricted cash, short-term time deposits, held-to-maturity and available for sale investments of RMB1,655.9 million ($267.1 million), compared to RMB1,399.0 million as of December 31, 2014. As of March 31, 2015, Dangdang had no bank loans.

Capital expenditures for the first quarter of 2015 were RMB27.8 million ($4.5 million).

Outlook for Second Quarter 2015

Dangdang expects total net revenues in the second quarter of 2015 to be approximately RMB2.3 billion, representing year-over-year growth of approximately 30%. The Company also expects GMV from its marketplace to grow at a rate of 32% year-over-year to approximately RMB1.9 billion in the second quarter of 2015. This forecast reflects Dangdang's current and preliminary view, which is subject to change.

Conference Call Information

Dangdang's management will host an earnings conference call on May 28, 2015 at 8:00 AM U.S. Eastern Time (or 8:00 PM on May 28, 2015 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US: +1-845-675-0437

China, Domestic: +400-620-8038

Hong Kong: +852-3018-6771

International: +65-6723-9381

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is "Dangdang earnings call."

A replay of the conference call may be accessed by phone at the following number through June 5, 2015:

International: +61-2-8199-0299

Conference ID: 47987541

A live and archived webcast of this conference call will be available at http://ir.dangdang.com through May 28, 2016.

About Dangdang

E-Commerce China Dangdang Inc. is a leading business-to-consumer e-commerce company in China. On its website dangdang.com and through mobile Dangdang, the Company offers books and media products as well as selected general merchandise products including fashion and apparel, baby, children and maternity and home and lifestyle products, among others. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. Dangdang is transforming itself into an integrated online shopping experience with prominent destination categories. Dangdang's nationwide fulfilment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers. For more information, please visit ir.dangdang.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the outlook for the second quarter 2015 and quotations from management in this announcement, as well as Dangdang's strategic and operational plans, contain forward-looking statements. Dangdang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dangdang's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dangdang’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s business-to-consumer e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese business-to-consumer e-commerce market; Chinese governmental policies relating to Dangdang’s industry and general economic conditions in China. Further information regarding these and other risks is included in Dangdang’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Dangdang does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Dangdang undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Dangdang’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses the following measures as non-GAAP financial measures: non-GAAP operating (loss) income, non-GAAP operating margin, non-GAAP net (loss) income, non-GAAP net margin and adjusted EBITDA (collectively referred to as the “Non-GAAP Financial Measures” hereafter). The Company defines non-GAAP operating (loss) income, non-GAAP operating margin, non-GAAP net (loss) income and non-GAAP net margin as operating (loss) income, operating margin, net (loss) income and net margin excluding the impact of share-based compensation expenses respectively. The Company defines adjusted EBITDA as (loss) income before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses. The Company reviews the Non-GAAP Financial Measures together with operating (loss) income, operating margin, net (loss) income and net margin to obtain a better understanding of its operating performance. The Company believes that these Non-GAAP Financial Measures provide meaningful supplemental information regarding the Company’s performance and liquidity. However, a limitation of using the Non-GAAP Financial Measures as an analytical tool is that they do not include all items that impact operating (loss) income, operating margin, net (loss) income and net margin for the period. In addition, because they are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider the Non-GAAP Financial Measures in isolation from or as an alternative to operating (loss) income, operating margin, net (loss) income and net margin prepared in accordance with U.S. GAAP.

For information on the reconciliation between the Non-GAAP Financial Measures and the GAAP financial measures presented in accordance with U.S. GAAP for the periods presented, please see the tables captioned “Non-GAAP operating income (loss), operating margin and net income (loss)” and “Adjusted EBITDA” at the end of this release.

Investor Contacts:

Tony Hung
Senior Investor Relations Director
E-Commerce China Dangdang Inc.
Phone: +86-10-5799-2301
E-mail: ir@dangdang.com

Elaine Ketchmere, CFA
Compass Investor Relations
+1-310-528-3031
Email: eketchmere@compass-ir.com

- Financial Tables Follow –

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share related data)

	As of December 31, 2014	As of March 31, 2015
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	350,946	319,617	51,560
Restricted cash	23,726	12,517	2,019
Time deposits	674,363	892,787	144,021
Held-to-maturity investments	350,000	50,000	8,066
Available-for-sale investments	-	381,004	61,462
Inventories	2,201,170	2,140,628	345,318
Accounts receivable, net	28,763	44,250	7,138
Prepaid expenses and other current assets	575,646	429,940	69,357
Amounts due from related parties	375	378	61
Total current assets	4,204,989	4,271,121	689,002

Fixed assets, net	252,966	249,622	40,268
Prepaid land lease payments	42,423	42,199	6,807
Prepaid expenses and deposits	14,589	16,277	2,626
Total assets	4,514,967	4,579,219	738,703

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts and notes payable	2,479,314	2,786,768	449,551
Deferred revenue	627,122	496,546	80,101
Accrued expenses and other current liabilities	704,483	643,895	103,871
Amounts due to related parties	2,237	2,237	361
Total current liabilities	3,813,156	3,929,446	633,884
Non-current liabilities	24,227	23,644	3,814
Total liabilities	3,837,383	3,953,090	637,698

Shareholders’ equity:
Class A common shares (par value of US$0.0001 per share; 686,505,790 shares authorized; 272,092,590 and 272,204,580 shares issued and outstanding as of December 31, 2014 and March 31, 2015, respectively)	201	201	32
Class B common shares (par value of US$0.0001 per share; 313,494,210 shares authorized; 131,876,660 shares issued and outstanding)	103	103	17
Additional paid-in capital	1,885,878	1,888,091	304,580
Accumulated other comprehensive loss	(129,948)	(123,447)	(19,914)
Accumulated deficit	(1,078,650)	(1,138,819)	(183,710)
Total shareholders' equity	677,584	626,129	101,005
Total liabilities and shareholders' equity	4,514,967	4,579,219	738,703

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands, except share related data)

	Three Months Ended
	March 31, 2014	March 31, 2015
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Product revenue	1,668,334	2,148,635	346,610
Media	1,151,673	1,260,870	203,399
General merchandise	516,661	887,765	143,211
Other revenue	67,445	68,699	11,082

Total net revenues	1,735,779	2,217,334	357,692

Cost of revenues
Total cost of revenues	(1,419,122)	(1,879,478)	(303,190)

Gross profit	316,657	337,856	54,502

Operating expenses:
Fulfillment	(170,775)	(202,298)	(32,634)
Marketing	(66,883)	(95,379)	(15,386)
Technology and content	(43,562)	(61,522)	(9,925)
General and administrative	(37,635)	(50,266)	(8,109)
Government grants and value-added tax refunds	12,268	983	159

Total operating expenses, net	(306,587)	(408,482)	(65,895)

Income (loss) from operations	10,070	(70,626)	(11,393)

Interest income	8,004	10,569	1,705

Other expenses, net	(16,119)	(112)	(18)

Income (loss) before income taxes	1,955	(60,169)	(9,706)

Income tax expense	-	-	-

Net income (loss)	1,955	(60,169)	(9,706)

Net income (loss) attributable to common shareholders	1,955	(60,169)	(9,706)

Income (loss) per common share:
- Basic	0.00	(0.15)	(0.02)
- Diluted	0.00	(0.15)	(0.02)

Income (loss) per ADS:
- Basic	0.02	(0.74)	(0.12)
- Diluted	0.02	(0.74)	(0.12)

Income (loss) allocated to common shareholders used in income (loss) per share/ADS calculation:
- Basic	1,955	(60,169)	(9,706)
- Diluted	1,955	(60,169)	(9,706)
Shares used in income (loss) per common share computation:

Class A common shares:
- Basic	270,715,907	272,118,538	43,897,167
- Diluted	416,345,987	403,995,198	65,171,027
Class B common shares:
- Basic	131,876,660	131,876,660	21,273,860
- Diluted	131,876,660	131,876,660	21,273,860

ADSs used in income (loss) per ADS calculation:
- Basic	80,518,513	80,799,040	13,034,205
- Diluted	83,269,197	80,799,040	13,034,205

Other comprehensive income (loss)
Foreign currency translation adjustment, net of taxes	12,721	5,497	887
Unrealized gain on available-for-sale investments, net of taxes	515	1,004	162

Comprehensive income (loss) attributable to common shareholders	15,191	(53,668)	(8,657)

Share-based compensation

Share-based compensation expenses included are as follows:

(In thousands, except share related data)

	Three Months Ended
	March 31, 2014	March 31, 2015
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses:
Fulfillment	585	573	93
Marketing	120	124	20
Technology and content	185	297	48
General and administrative	2,306	1,218	196
Total	3,196	2,212	357

(1) This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.1990 to US$1.00, the noon buying rate on March 31, 2015 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

(2) Each ADS represents five common shares of the Company.

Non-GAAP operating income (loss), operating margin and net income (loss)

(In thousands)

	Three Months Ended
	March 31, 2014	March 31, 2015
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Income (loss) from operations	10,070	(70,626)	(11,393)
Share-based compensation expenses	3,196	2,212	357
Non-GAAP operating income (loss)	13,266	(68,414)	(11,036)

Operating margin	0.6%	-3.2%	-3.2%
Share-based compensation expenses	0.2%	0.1%	0.1%
Non-GAAP operating margin	0.8%	-3.1%	-3.1%

Net income (loss)	1,955	(60,169)	(9,706)
Share-based compensation expenses	3,196	2,212	357
Non-GAAP net income (loss)	5,151	(57,957)	(9,349)

Adjusted EBITDA

(In thousands)

	Three Months Ended
	March 31, 2014	March 31, 2015
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Income (loss) from operations	10,070	(70,626)	(11,393)

Add back:
Depreciation and amortization	12,840	21,311	3,438
Share-based compensation expenses	3,196	2,212	357
Adjusted EBITDA	26,106	(47,103)	(7,598)